White & Case LLP
                               5 Old Broad Street
                                 London EC2N 1DW
                                 United Kingdom




                                                             September 29, 2005



Mr. Michael Coco
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      The State Treasury of the Republic of Poland
         Registration Statement under Schedule B
         Filed September 6, 2005
         Registration No. 333-128112


Dear Sir:

          On behalf of our client, the State Treasury of the Republic of Poland (the "Republic"), we are transmitting herewith via the EDGAR system for filing with the Commission pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement under Schedule B (the "Registration Statement") of the Republic (Registration No. 333-128112) relating to the Republic's registration of $4,000,000,000 of debt securities.

          The Registration Statement includes revisions made in response to the Staff's comment letter dated September 21, 2005. Set forth below are the Republic's responses to each of the comments, including the location of those responses in the Registration Statement. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.



Current Government and Politics, page 5

1. Please update your disclosure here, and elsewhere in the registration statement as appropriate, to reflect any changes to the government, policies or political environment in Poland following the upcoming elections. For examples, describe any impact that the outcome of the election may have on Poland's government revenue and spending through changes to the tax system, pension reform or other means.

          We have complied with this comment by revising the disclosure on pages 4 and 5 of the Registration Statement to reflect the post-election composition of Poland's Parliament.

          With respect to the impact that the outcome of the election may have on Poland's government revenue and spending through changes to the tax system and pension reform, the party which won the Parliamentary election, PiS, has publicly stated that it will submit amendments to the

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Mr. Michael Coco
September 29, 2005

2006 Budget Act, both in terms of revenue and expenditure with the intention of reducing the budget deficit, and may also make changes with respect to the tax system. However, Polish law requires that amendments to the personal income tax regime must be approved by Parliament. The changes, if unfavorable to the taxpayer, must be announced by November 30 of the year preceding that in which the changes are to take effect, which makes the introduction of any significant changes to the current regime in 2006 unlikely. Amendments to the corporate income tax regime must also be announced in advance. Other changes to the 2006 Budget Act by the incoming coalition government - once formed - are possible, however, any significant reform in fiscal policies and the State budget is unlikely before the 2007 fiscal year. PiS is currently in the process of forming a coalition government and, at present, has only made general public statements regarding its intentions on this topic. As such, any further speculation on possible changes by the new government regarding budgetary or tax policies would not be appropriate.


International Relations, page 6

2. To the extent material, revise to disclose the status of your relations with Belarus, Poland's policy towards that country, and any impact on the Polish economy.

          Poland's policy towards Belarus is in line with the policies of the European Union and of other EU Member States, which restrict contacts between Poland and Belarus to the ministerial level. Poland does, however, encourage initiatives by the private sector for contacts between Poland and Belarus in the economic, scientific, social and cultural spheres. Furthermore, Poland is of the opinion that support for these private initiatives is important in that they are introducing the people of Belarus to the influences of a democratic and free-market society.

          We do not believe that Poland's relations with Belarus, economically or otherwise, are sufficiently material to warrant any additional disclosure in the Registration Statement on this topic.


The Economy, page 8

3. Please revise this section where appropriate to discuss the degree of unionization in Poland and any material effect it has on Poland's economy or economic policies.

          We have complied with this comment by revising the disclosure on page 11 to reflect the effect of unionization on Poland's economy or economic policies. As described in the additional disclosure on page 11 of the Registration Statement, the influence and power of trade unions in Poland on its economy or economic policies is relatively limited and has waned significantly in recent years.


Employment, page 11

4. Please disclose the size of the workforce in relation to the total population and the criteria used to calculate the unemployment rate.

          The size of the employed workforce is presently disclosed on page 11 of the Registration Statement - being 12.737 million in 2004 (the last full year for which data is available) - and the total population of Poland as of 2004 is disclosed on page 3 of the Registration Statement as being 38.2 million. We believe that investors can meaningfully calculate the size of the available workforce in relation to the total population of Poland by taking the unemployment rate in 2004 (19.1%) and extrapolating that the size of the total workforce in 2004 was thus approximately 15.744 million (based on 12.737 million employed persons in 2004 (see page 11 of the Registration

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Mr. Michael Coco
September 29, 2005

Statement). The total workforce (namely employed and unemployed persons of working age) of 15.744 million persons in 2004 is approximately 41.2% of Poland's total population of 38.2 million. We have added appropriate disclosure in the Registration Statement.

          The unemployment rate is defined as the proportion of unemployed persons in Poland's civilian economically active population. The economically active population is considered to be people aged 15 to 74 years old who are recognized as the employed or the unemployed, according to the following definitions.

          Employed persons are defined to be those in the economically active population who, during the course of the relevant reference week:

     o have performed any kind of profitable work or income providing work, as a paid employee, self-employed or contributing family worker; or

     o did not work during the reference week (e.g., due to sickness, leave, work stoppages, bad weather conditions, strike), but had a job;

          Unemployed persons are defined to be those in the economically active population who, during the course of the relevant reference week, simultaneously fulfilled the following three conditions:

     o    were not working in the relevant reference week;

     o    were active job-seekers; and

     o    were available for work within two weeks after the reference week.

Persons who were not job-seekers because they had already had found employment and were waiting to commence employment within three months are also included in the definition of unemployed. Brief disclosure summarizing this is now included in the Registration Statement.


Pension System Reform, page 42

5. Please clarify how the first pillar of the pension system improved upon the mandatory pay-as-you-go system.

          We have complied with this comment by revising the disclosure on page 42 to clarify the effect of the first pillar of the pension system.

          The reformed first pillar is based on defined contributions and under it benefits are dependent on the contributions paid during the beneficiary's working life and on average life expectancy at retirement. It is anticipated that this will improve upon the prior system by encouraging longer working lives. Further, under the new pension system, the State-guaranteed minimum pension will be paid only if the beneficiary's total pension from the compulsory system (i.e., the first and second pillar) is lower than the paid minimum. The essential element of the pension system's reform is the assurance of a minimum pension provided a minimum contribution period is achieved.

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

Mr. Michael Coco
September 29, 2005

          We would very much appreciate receiving the Staff's comments, if any, with respect to Amendment No. 1 to the Registration Statement as promptly as practicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call me (at 011-44-207-532-1400) or Anne Marie Salan (at 011-44-207-532-1432).

          Many thanks for your assistance with this matter.





                                Sincerely yours,


                                  / s /  Francis Fitzherbert-Brockholes

                                Francis Fitzherbert-Brockholes





cc: Dorota Korobiejnikow, Ministry of Finance, Republic of Poland Grzegorz Sielewicz, Ministry of Finance, Republic of Poland


Enclosures